UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XOMA Corporation

(Name of Issuer)

Common Stock, $0.0075 par value

(Title of Class of Securities)

98419J206

(CUSIP Number)

August 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98419J206		13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis Pharma AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 539,131
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 539,131
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,131
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 98419J206		13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 539,131
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 539,131
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,131
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 98419J206	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer XOMA Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 2200 Powell Street, Suite 310, Emeryville, California 94608

Item 2.

(a)

Name of Person Filing

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i) Novartis Pharma AG, a Switzerland corporation, with respect to shares held by it; and

(ii) Novartis AG, a Switzerland corporation, as the publicly owned direct parent of Novartis Pharma AG, with respect to the shares held by Novartis Pharma AG.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, Residence

The address of the principal business office of each of  Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG.

(c)	Citizenship Novartis Pharma AG and Novartis AG are corporations organized under the laws of Switzerland.

(d)	Title of Class of Securities Common Stock, $0.0075 par value (“Common Stock”).

(e)	CUSIP Number 98419J206

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 98419J206	13G	Page 5 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Novartis Pharma AG is the record owner of 539,131 shares of Common Stock of the Issuer. As the direct parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these securities.

(b)	Percent of class: 4.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 539,131

	(iii)	-0-Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 539,131

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 98419J206	13G	Page 6 of 6 Pages

Item 10.  Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2020

NOVARTIS PHARMA AG

By:	/s/ Lukas Foertsch
Name: Lukas Foertsch
Title: Authorized Signatory

By:	/s/ Stefan Thommen
Name: Stefan Thommen
Title: Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

EXHIBIT INDEX

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement